On July 11, 2005, the T. Rowe Price U.S. Bond Index Fund acquired substantially all of the assets of the TD Waterhouse Bond Index Fund, pursuant to the Agreement and Plan of Reorganization dated March 23, 2005, and approved by TD Waterhouse Bond Index Fund shareholders on June 28, 2005. The acquisition was accomplished by a tax-free exchange of 1,512,788 shares of the T. Rowe Price U.S. Bond Index Fund, having a value of $16,172,000, for the 1,524,614 shares of the TD Waterhouse Bond Index Fund outstanding on July 8, 2005. The TD Waterhouse Bond Index Fund’s net assets at that date, which included $108,000 of unrealized appreciation, were combined with those of the T. Rowe Price U.S. Bond Index Fund. Immediately after the merger, the net assets of the T. Rowe Price U.S. Bond Index Fund totaled $167,205,000.

The combined Proxy Statement and Prospectus is avalable on the SEC's website under Form 497--Definitive Materials filed on May 9, 2005.